
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 12, 2007
Date of report (date of earliest event reported)


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com Former name or former address, if changed since last report: Not applicable	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com Former name or former address, if changed since last report: Not applicable	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 12, 2007, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2007 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

Not applicable.

(b) Pro forma financial information:

Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

8-K Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 12, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: November 12, 2007

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 12, 2007

8-K Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 12, 2007.

Exhibit 99.1

NEWS

Contact: Steve Kraus, (608) 252-7907

MGE Energy Reports Third-Quarter Earnings

Madison, Wis., Nov. 12, 2007—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Sept. 30, 2007, of $15.5 million or 71 cents per share, compared to $12.7 million or 62 cents per share during the same period in the prior year.

One factor contributing to the earnings for the third quarter was sales growth at the electric segment. During the three months ended Sept. 30, 2007, electric deliveries increased 3.1% from those in the same period in the prior year. The increase in electric deliveries primarily represents increased residential and commercial usage. Additionally, during the three months ended Sept. 30, 3007, MGE Energy received a $0.6 million payment from the Midwest Independent System Operator (MISO) that reduced purchased power expense.

Also contributing to higher earnings is an increase in revenues from the recovery of carrying costs related to MGE Energy's construction activities. As a result of the construction activities at Elm Road and the Top of Iowa III wind project, MGE Energy recognized $1.1 million in additional revenue for the three months ended Sept. 30, 2007.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to nearly 135,000 customers in Dane County, Wis., and purchases and distributes natural gas to more than 138,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2007	2006
Three Months Ended Sept. 30		
Operating revenue	$116,323	$110,629
Operating income	$25,735	$22,758
Net income	$15,536	$12,703
Earnings per share (basic and diluted)	$0.71	$0.62
Weighted average shares outstanding (basic and diluted)	21,780	20,575
Nine Months Ended Sept. 30		
Operating revenue	$394,754	$368,935
Operating income	$64,091	$57,456
Net income	$37,804	$31,270
Earnings per share (basic and diluted)	$1.77	$1.53
Weighted average shares outstanding (basic and diluted)	21,396	20,499

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